UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                   CONTINENTAL INFORMATION SYSTEMS CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                                   -----------
                         (Title of Class of Securities)

                                   211497 10 2
                                 ---------------
                                 (CUSIP Number)

                                 Thomas W. White
                           Wilmer, Cutler & Pickering
                               2445 M Street, N.W.
                             Washington, D.C. 20037

                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                October 19, 1998
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



                         (Continued on following pages)

                                Page 1 of 4 Pages

                                  SCHEDULE 13D



CUSIP No.  211497 10 2                                       Page 2 of 4 Pages
          ------------
-------------------------------------------------------------------------------


1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             James P. Hassett

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                   (a) [ ]
                                                                   (b) [ ]

3          SEC USE ONLY


4          SOURCE OF FUNDS (See instructions)

              PF
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS OR ACTIONS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6          CITIZENSHIP OR PLACE OF ORGANIZATION

             United States



         NUMBER OF      7     SOLE VOTING POWER
          SHARES
       BENEFICIALLY           363,000 shares of Common Stock
         OWNED BY
           EACH         8     SHARED VOTING POWER
         REPORTING
          PERSON               -0-
           WITH
                        9     SOLE DISPOSITIVE POWER

                              363,000 shares of Common Stock

                       10     SHARED DISPOSITIVE POWER

                                -0-

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           363,000 shares of Common Stock

12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
           (See Instructions)

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.23%

14         TYPE OF REPORTING PERSON (See instructions)

           IN

--------------------------------------------------------------------------------

SCHEDULE 13D (Continued)                                     Page 3 of 4 Pages


     This Schedule 13D is filed on behalf of James P. Hassett (the "Reporting Person").


Item 1.  Security and Issuer.

         This Schedule 13D relates to shares of common stock, par value $.01 per share (the "Common Stock") of Continental Information Systems Corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 45 Broadway Atrium, Suite 1105, New York, New York 10006.

Item 2.  Identity and Background.

         James P. Hassett, the Reporting Person, is a private consultant and investor. He is also Chairman of the Board of Directors of the Issuer. Since 1994, the Reporting Person has served as Trustee for the Liquidating Estate of the Issuer under the Trustee's Proposed Joint Plan of Reorganization dated October 4, 1994, as modified and confirmed by the United States Bankruptcy Court for the Southern District of New York on November 29, 1994 (the "Plan"). His address is P.O. BOX 69, Demarest, NJ 07627, and he is a citizen of the United States.

         The Reporting Person has not, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         On October 19, 1998, the Reporting Person purchased 210,000 shares of Common Stock for an aggregate purchase price of $262,500. The source of funds for this acquisition was the Reporting Person's personal funds.

Item 4.  Purpose of Transaction.

         The Reporting Person acquired the shares of common stock for investment purposes, and from time to time he may acquire additional shares of common stock for investment purposes. Although he will continue to participate in corporate decisions as a member of the board of directors of the Issuer and may consult with management when requested by management, he has no specific plans or proposals which relate to or would result in:

         (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b)  an  extraordinary   corporate  transaction,   such  as  a  merger,
reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of the Issuer;

         (f) any other material change in the Issuer's business or corporate structure;

SCHEDULE 13D (Continued)                                     Page 4 of 4 Pages

         (g)   changes  in  the   Issuer's   charter,   bylaws  or   instruments
corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         (a), (b) According to information furnished to the Reporting Person by the Issuer, there were 6,939,060 shares of Common Stock issued and outstanding as of November 4, 1998. Based on such information, after taking into account the transactions described in Item 5(c) below, the Reporting Person reports that he directly owns and has sole power to vote or dispose of 363,000 shares of Common Stock (including currently exercisable options to purchase 3,000 shares of Common Stock), which represent 5.23% of the outstanding Common Stock. In addition, on October 20, 1998, the Reporting Person was awarded options to purchase 3,000 shares of Common Stock; those options are not exercisable until the day before the Issuer's 1999 annual meeting of stockholders.

         (c) On October 19, 1998, the Reporting Person purchased 210,000 shares of Common Stock for $1.25 per share, or an aggregate purchase price of $262,500. The shares of Common Stock were acquired in a block purchase from an institutional holder.

          On November 3, 1998, in his capacity as Trustee, the Reporting Person directed the distribution of 84,448 shares of Common Stock pursuant to the Plan to holders of allowed claims. This distribution was the final distribution in a series of distributions commencing in 1995, and all shares of Common Stock reported herein are owned by the Reporting Person in his personal capacity. Approximately 7,000,000 million shares of Common Stock were issued and distributed pursuant to the Plan.

         (d), (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Not applicable.

Item 7.  Material to Be Filed as Exhibits.

         None.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this amendment is true, complete and correct.

Dated: November 4, 1998

                                                        /s/ James P. Hassett
                                                            James P. Hassett